May 10, 2024	Janet Spreen direct dial: 216.861.7090 jspreen@bakerlaw.com

Office of Life Sciences Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Eric Atallah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Amendment No. 2 Draft Registration Statement on Form S-1 Submitted April 30, 2024 (the “Draft Registration Statement”)

Ladies and Gentlemen:

On behalf of Actuate Therapeutics, Inc. (the “Company”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on April 9, 2024 an Amendment No. 1 to the draft Registration Statement on Form S-1 and on April 30, 2024 an Amendment No. 2 to the draft Registration Statement (“Submission No. 3”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on May 8, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated May 8, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. In addition, a copy of the Registration Statement provided to the Staff has been marked against Submission No. 3 to show changes for the convenience of the Staff. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

May 10, 2024

Prospectus Summary

Pipeline and Development Timeline, page 2

1.	We note your response to prior comment 4, and we reissue the comment. Given your disclosure that the Actuate-1902 study is only accruing patients with refractory Ewing sarcoma into the Phase 1 portion of the study and that you plan to amend the Phase 2 portion of the Actuate-1902 protocol to focus only on those patients with Ewing sarcoma, please revise the pipeline table to shorten the arrow related to this study to avoid indicating that the Phase 2 portion of the study has already commenced and is ongoing. Please also disclose in an appropriate location if amending the Actuate-1902 protocol would require regulatory approval, and, if so, the status and timing of such approval.

In response to the Staff’s comment, the Company has revised the pipeline table to shorten the arrow related to this study and has revised its disclosure on page 125 to clarify the regulatory approval process if amending the Actuate-1902 protocol.

Business

License Agreements

Collaboration Agreement, page 117

2.	We note the added disclosure regarding your Collaboration Agreement with Lantern Pharma. Please tell us what consideration you gave to discussing your entry into the Collaboration Agreement under “Certain Relationships and Related Party Transactions” and filing a copy of the agreement as an exhibit to the registration statement. Refer to Items 404 and 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the Company has determined that disclosure of the Collaboration Agreement with Lantern Pharma is not required pursuant to Regulation S-K, Item 404 under “Certain Relationships and Related Party Transactions,” as the amounts paid or owed under the agreement are less than $120,000 during each of the last two completed fiscal years and to date in the current fiscal year. Pursuant to the Collaboration Agreement with Lantern Pharma, Lantern Pharma received the value of shares of the Company’s stock as payment, but no other payments were made and no other value recorded. The Company further respectfully advises the Staff that the Company has determined that the Collaboration Agreement with Lantern Pharma is not required to be filed as an exhibit because (i) it is not material to the Company pursuant to Item 601(b)(10)(i) of Regulation S-K, and (ii) it is of the type that ordinarily accompanies the kind of business conducted by the Company and the Company is not substantially dependent upon such agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Sincerely,

/s/ Janet Spreen

Partner